Exhibit 21.1
SUBSIDIARIES OF GEMINI SPACE STATION, INC.*

Subsidiary name	Jurisdiction of incorporation
Gemini Constellation, LLC	Delaware, United States
Gemini Frontier Fund, LLC	Delaware, United States
Gemini IP, LLC	Delaware, United States
Gemini Moonbase, LLC	Delaware, United States
Gemini Space Station, LLC	Nevada, United States
Gemini Spaceship, LLC	Delaware, United States
Gemini Trust Company, LLC	New York, United States

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Gemini Space Station, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.